

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

<u>Via E-mail</u>
Moses Gross
Chief Executive Officer
WNS Studios, Inc.
3811 13th Avenue
Brooklyn, NY 11218

> **Re:** **WNS Studios, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 9, 2013**
> **File No. 333-190886**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated September 19, 2013 and have the following additional comment.

<u>Use of Proceeds, page 15</u>

1. We note your response to our prior comment 3 and your disclosure regarding use of proceeds if 25% of the offering is sold. You have deleted disclosure regarding use of proceeds if 50% of the offering is sold, however. Please add disclosure regarding use of proceeds if 50% of the offering is sold and revise the table on page 15 to indicate which column represents 25%, 50%, 75% and 100% of the offering.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
David Lubin, Esq.